August 30, 2010

Mr. Evan S. Jacobson

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3628

Re:	Alloy, Inc.

Schedule 13E-3

Filed on July 21, 2010

File No. 005-58053

Preliminary Proxy Statement on Schedule 14A

Filed on July 21, 2010

File No. 000-26023

Dear Mr. Jacobson:

In response to a request from the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comment, dated August 16, 2010 with respect to the above-referenced filings, each of Alloy, Inc., Alloy Media Holdings, LLC, Lexington Merger Sub Inc., ZM Capital L.P., Matthew C. Diamond, James K. Johnson, Jr. and Les Morgenstein (each a “Filing Person” and, collectively, the “Filing Persons”) hereby acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLOY, INC.

By:	/s/ Gina DiGioia

Name: Gina DiGioia
Title: Secretary

ALLOY MEDIA HOLDINGS, L.L.C.

By:	/s/ Andrew Vogel

Name: Andrew Vogel
Title: Vice President and Secretary

LEXINGTON MERGER SUB INC.

By:	/s/ Andrew Vogel

Name: Andrew Vogel
Title: Vice President and Secretary

ZM CAPITAL, L.P.

By:	ZM Capital Partners, L.L.C., its general partner

By:	/s/ Andrew Vogel

Name: Andrew Vogel
Title: Managing Member

/s/ Matthew C. Diamond

Matthew C. Diamond

/s/ James K. Johnson, Jr.

James K. Johnson, Jr.

/s/ Les Morgenstein

Les Morgenstein